CAREPAYMENT TECHNOLOGIES, INC.
5300 Meadows Drive, Suite 400, Lake Oswego, Oregon 97035

June 15, 2010

VIA EDGAR TRANSMISSION

Securities and Exchange Commission
Division of Corporate Finance
100 F. Street, N.E.
Washington, D.C. 20549

Re:	CarePayment Technologies, Inc. Request for Withdrawal of Registration Statement on Form 10-12G Filed April 30, 2010 File No. 000-53968

Ladies and Gentlemen:

CarePayment Technologies, Inc. (the “Company”) hereby requests the withdrawal of its Registration Statement on Form 10-12G (File No. 000-53968) (the “Form 10”) filed with the Securities and Exchange Commission (the “Commission”) on April 30, 2010 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

The Form 10 is being withdrawn to prevent it from automatically becoming effective on June 30, 2010 pursuant to Section 12(g)(1) of the Exchange Act.  The Company is in the process of responding to comments to the Form 10 made by the Commission in its letter to the Company dated May 27, 2010.  The Company intends to re-file the Form 10 after responding to the Commission’s comments.

If you have any questions regarding this request for withdrawal, or if you would like to discuss any other matters relating to the Form 10, please contact Kurt W. Ruttum, Esq., of Tonkon Torp LLP, the Company’s outside legal counsel, at (503) 802-2043.

Very truly yours,

CAREPAYMENT TECHNOLOGIES, INC.

By:	/s/ James T. Quist
Name:	James T. Quist
Title:	Chief Executive Officer